FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2007

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Minutes of the Annual General Shareholders' Meeting of Compania de Telecomunicaciones de Chile S.A. held on April 13, 2007.
  Minutes of the Extraordinary Shareholders' Meeting of Compania de Telecomunicaciones de Chile S.A. held on April 13, 2007.

Item 1.

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING OF

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 13, 2007 at 12:18 p.m., at the Corporate Headquarters' Auditorium, the General Shareholders' Meeting of Compania de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Emilio Gilolmo, the Chief Executive Officer Mr. Jose Moles, the Chief Financial Officer Mr. Julio Covarrubias, the Vice President of Management Control Mr. Diego Martinez-Caro, and acting as Secretary the Legal Counsel Mr. Cristian Aninat.

I.- Quorum: Shareholders present or represented at the Shareholders' Meeting
	Series A Shares	Series B Shares	Total Shares
Telefonica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	153,992,660	-	153,992,660
A.F.P Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P Provida S.A.	61,079,380	4,626,981	65,706,361
A.F.P Cuprum S.A.	39,260,761	3,887,307	43,148,068
A.F.P Santa Maria S.A.	23,381,730	2,238,363	25,620,093
A.F.P Bansander S.A.	35,203,585	2,295,763	37,499,348
A.F.P Planvital S.A.	8,752,995	627,281	9,380,276
Other Shareholders	56,854,490	10,131,179	66,985,669
Total voting shares present	827,671,525	71,359,827	899,031,352
Blank powers-of-attorney	7,106	3,350	10,456
Total present shares	827,678,631	71,363,177	899,041,808
  Represented by Mr. Juan Allard.
  Depositary Bank acting on behalf of the ADR holders.

The meeting was held with a total attendance quorum equivalent to 93.9% of the total voting shares, amounting to 899,031,352 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote; such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 34, letter a) of the Company's Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders' meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.- Matters discussed and/or approved by the General Shareholders' Meeting:

1.- Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2006

In accordance with Article 53 of the Company's Bylaws and Article 76 of the Chilean Corporate law, the Balance Sheet and Income Statements and Reports of Account Inspectors and External Auditors for the fiscal year ended December 31, 2006 were published in the Chilean newspaper "Diario Financiero" on March 27, 2007. The Company's Annual Report was sent to shareholders and is available for those who have not received a copy.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2006.

Voting results:

Approve: 867,409,910 shares

Reject: 0 shares

Abstain: 31,621,442 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A., as Depositary, asked to record ADR holders' votes as follows:

Approve: 33,799,860 shares

Reject: 0 shares

Abstain: 12,376,400 shares
  Citibank, N.A. acting for other foreign investors voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

2.- Approval of distribution of net income for the fiscal year ended December 31, 2006 and the payment of a final dividend.

According to Articles 79 and 81 of Chilean Corporate law and Articles 32 and 57 of the Company's By-laws, the Board of Directors of the Company has agreed to distribute 100% of the net income for fiscal year 2006, in accordance with the dividend policy that was informed at the general shareholders' meeting in 2006.

The distribution of net income for fiscal year 2006, which totaled Ch$ 23,353,046,175, is as follows:
Chilean pesos as of 12/31/2006
Interim dividend No. 172, paid in November 2006	Ch$ 10,486,613,023	44.90%
Final dividend No.173 to be paid in 2007	Ch$ 12,866,433,152	55.10%
Increase of retained earnings for fiscal year 2006	Ch$ 0	0.00%

Net income for fiscal year, 2006	Ch$ 23,353,046,175	100.00%

There will be a final dividend payment for the total amount of Ch$ 12,866,433,152, which represents 55.10% of net income for 2006. This dividend, when added to the interim dividend No. 172 paid in November of 2006, totals 100% of net income for 2006, in accordance with the Company's dividend policy. The gross final dividend would amount to Ch$ 13.44 per share and Ch$ 53.76 per ADR (US$ 0.10 per ADR considering an exchange rate of US$1 = Ch$539.2), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The dividend will be paid on May 16, 2007 to shareholders registered as of May 10, 2007.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 879,786,310 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares
  Citibank, N.A. acting for other foreign investors voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

3.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2007, and determination of their compensation.

According to Article 28 of the Company's Bylaws, the shareholders' meeting has to appoint two account inspectors and their alternates for fiscal year 2007, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Axel Christensen De la Cerda and Mr. Manuel Onetto Faure, and as alternate account inspectors Mr. Victor Bunster and Mr. Pablo Sotomayor were proposed. The Shareholders' Meeting agreed to maintain the same compensation as the previous year, which is 20 UTM ( approximately US$1,197) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor: 745,038,692 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

  Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

4.- Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company for fiscal year 2007

In Accordance with Article 27 of the Company's Bylaws and Article 52 of Chilean Corporate law, the shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed Ernst & Young to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries for the quarters ended June, September and December 2007 and March 2008. Such auditors will be compensated with an annual fee of UF 26,316 (US$ 896,704 approximately). This amount also includes services rendered in relation to compliance with the Sarbanes-Oxley Act.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 899,031,352 shares

Reject: 0 shares

Abstain: 0 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares

5.- Appointment of Domestic Credit Rating Agencies until the next General Shareholders' Meeting

According to Article 76 of the Chilean Capital Markets Law, the Board of Directors proposes FITCH CHILE and ICR (International Credit Rating) as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compania de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2007 to April 30, 2008.

The annual fee for the services is described in the table below:

Tariffs/ Agency	FITCH CHILE	ICR
Fixed annual fee for bonds and shares Fixed annual fee for commercial paper	UF 250 UF 100	UF 250 UF 100
Total fixed annual fees per year	U.F. 350	U.F. 350
Variable fee per issuance*	0.025%	0.015%

(*) Minimum payment amount for Fitch is UF450 and for ICR, UF 100.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 815,889,329 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

  Citibank, N.A. acting for the ADR Holders did not vote in this matter.

  Citibank, N.A. acting for other foreign investors voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

6.- Election of Directors and their corresponding Alternate Directors

In accordance with Article 32 of the Chilean Capital Markets law, since a vacancy occurred on the Board of Directors and the corresponding Alternate Director also resigned in April of 2006, elections were held for the entire Board at the 2007 General Shareholders' Meeting.

The Board was renewed with the following members:

Director	Alternate Director	Total votes
Series A Shares	Series A Shares
Emilio Gilolmo	Jose Maria Alvarez-Pallete	97,088,676
Narcis Serra	Manuel Alvarez-Tronge	96,998,500
Andres Concha	Luis Cid	96,997,524
Fernando Bustamante	Mario Vazquez	96,998,500
Patricio Rojas	Benjamin Holmes	141,860,148
Hernan Cheyre	Carlos Diaz	124,163,809

Series B Shares	Series B Shares
Marco Colodro	Alfonso Ferrari	41,739,487

7.- Determination of Board Members' compensation for fiscal year 2007 and until the next General Shareholders' Meeting

In accordance with Articles 21 and 32 of the Company's Bylaws, the Board members' compensations are to be determined at the General Shareholders Meeting each year.

Mr. Juan Allard, representing Telefonica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during fiscal year 2006. Each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (US$7,182 approximately) for attending board meetings, provided that they attend at least one Board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to other directors, and the Chairman will receive twice the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor: 745,038,692 shares

Reject: 0 shares

Abstain: 0 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

  Citibank, N.A., acting for the ADR Holders, did not vote in this matter.

8.- Communicate the expenses of the Board of Directors and Directors' Committee during the year 2006

In 2006, the Board of Directors did not incur expenses aside from their compensation and expenses related to the cellular telephones assigned to each Board Member. At the 2006 Annual General Shareholders' Meeting, a budget of Ch$75 million (approximately US$139,095) was approved as operating expenses for the Company's Directors' Committee. No expenses were charged against that budget during fiscal year 2006.

9.- Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget

According to the Chilean Corporations Law, the 2007 budget for the Committee and the compensations of each director and alternate director of the Director's Committee must be approved at the Ordinary Shareholders Meeting. The functions of the Directors' Committe include, among others, the review of the Account Inspectors Report and the External Auditors Report and the examination of transactions under Article 44 of the Chilean Corporations Law.

For fiscal year 2007 and until the next General Shareholders' meeting, the Board proposed, as compensation to each Directors' Committee member, a monthly fee equivalent to UF 30 (approx. US$1,022) for attending committee meetings, provided that they attend at least one committee meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75,000,000 (approx. US$139,095) to pay for its expenses. The compensation and budget are the same as in fiscal year 2006.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 879,786,310 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders, voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares
  Citibank, N.A., acting for other foreign investors, voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

10.- Approval of the compensation for the Audit Committee members and of the Audit Committee budget, to be assigned until the next General Shareholders' Meeting

Due to the fact that the Company's shares are traded on the U.S. market, the Company is subject to the requirements of the Sarbanes-Oxley Act, which requires the creation of an Audit Committee and the designation of a budget for said committee, which was formed in July of 2005.

The Chilean Corporations Law requires directors' compensation and expense budgets to be approved at the General Shareholders' Meeting.

The proposed compensation for Audit Committee members until the next General Shareholders' Meeting is equal to UF 15 ( approximately US$ 511) per meeting, with a maximum of six meetings in the year. In addition, the proposal includes a budget for the Committee's expenses amounting to Ch$ 37 million ( equivalent to US $68,620) until the next General Shareholders' Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 879,786,310 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A., acting for the ADR Holders, voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares
  Citibank, N.A., acting for other foreign investors, voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

11.- Communicate the account of operations in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company's By-laws.

The following transactions were reviewed by the Directors Committee and approved by the Board. Pursuant to Articles No. 44 and No. 89 of the Chilean Corporations law, transactions must be disclosed at the meeting in order to inform shareholders when transactions or contracts have occurred between related parties in which one or more Directors or Alternate Directors have an interest, either directly or through a third party.

These transactions are as follows:

(1) Terra Networks Chile

At meeting No. 651, held January 24, 2006, the Board approved for another year the renewal of the agreement between Telefonica Chile and Terra Networks Chile, a Telefonica Group company, for the marketing of the Speedy product. This agreement involves the payment of up to Ch$ 523 million in commissions. For its part, Terra agrees to market Speedy exclusively and invest at least US$ 700,000 in advertising.

(2) Cencosud

At meeting No. 652, held February 28, 2006, the contract between Telefonica Empresas Chile and Cencosud (Mr. Bruno Philippi was director of both companies) for telephone services was approved for a 36-month term, with a present value of UF 20,723.

(3) Reestructuracion Societaria

At meeting No. 652, held February 28, 2006, the Board was informed that in January 2006, various transactions were undertaken within group companies in order to implement the corporate restructuring project previously approved by the Board. The following transactions were performed:

  On January 26, Compania de Telecomunicaciones de Chile Equipos y Servicios S.A. sold all of its shares in subsidiaries of Compania de Telecomunicaciones de Chile S.A. to the subsidiary Telefonica Gestion de Servicios Compartidos and to the parent company for a total of Ch$2,372,956.
  On January 26, Telefonica Internet Empresas S.A. sold the entire capital stock of Tecnonautica to Compania de Telecomunicaciones de Chile S.A. for a total of Ch$ 1,624,273,042, leaving Tecnonautica directly held by the parent company.
  On January 27, Telefonica Empresas Chile S.A. sold the entire capital stock of Telefonica
  Internet Empresas S.A. to Compania de Telecomunicaciones de Chile S.A. for a total of Ch$1,468,682,989, leaving Telefonica Internet Empresas S.A. directly subordinated to the parent company.
  In addition, on February 28, 2006, Compania de Telecomunicaciones de Chile S.A. purchased one share of Compania de Telecomunicaciones de Chile Equipos y Servicios S.A. for Ch$10,734, thus bringing its shareholding to 100%, which led to the dissolution of this subsidiary. As a result, the assets and liabilities of Compania de Telecomunicaciones de Chile Equipos y Servicios S.A. were transferred to the parent company, which shall be its legal successor.

(4) Casiopea

At meeting No. 653, held March 30, 2006, renewal of the insurance contract covering Telefonica Chile assets with the reinsurance company Casiopea, a Telefonica Group company, was approved for a total insured amount of US$ 2.439 billion, and an annual premium of US$ 821,801.

(5) Publiguias

At meeting No. 654, held April 27, 2006, four contracts between Telefonica Chile and Publiguias, a Telefonica affiliate, were approved for a five-year term, renewable for an additional two years. These contracts involved publishing and production services for the White Pages Directory, 103 information services, sale of database information, and billing and collections. The conditions of the new contract are:

  The Company will receive sales commissions for 65% of revenues collected for the sale of white pages advertising space, until it has covered the costs of publishing the basic residential phonebook. Once the costs have been covered, the Company will receive an additional 15% of revenues.
  The Company's cost is equal to the cost of the basic residential phonebook plus 13% of the management margin paid to Publiguias.
  The Company receives revenues for modifications to the database: For additions it receives UF 0.04895, and for removals and other modifications it receives UF 0.02937.
  For billing and collections services, the Company receives a commission of 7.5% of the amount collected.

(6) Terra Networks Chile S.A.

At meeting No. 654, held April 27, 2006, the agreement for the provision of internet access between Telefonica Larga Distancia S.A. and Terra Networks Chile S.A. was approved. Through this contract, Telefonica Larga Distancia S.A. provides international Internet access through an NAP connection for an average price per Mbps of US$ 180. The contract was approved for a one-year term.

(7) Telefonica Multimedia Peru

At meeting No. 654, held April 27, 2006, a contract was approved between the subsidiary Telefonica Multimedia Chile and Telefonica Multimedia Peru (TMP), a Telefonica Group company, for TV and audio signal capture services, signal encoding and multiplexing, satellite uplink, and technical support. This contract has a five-year term, renewable for two years, with a fixed annual payment to TMP of up to US$ 1.0 million.

(8) Telefonica Multimedia Chile

At meeting No. 655, held May 25, 2006, a forward contract in the amount of US$ 4,885,810 between Telefonica Chile and the subsidiary Telefonica Multimedia Chile was approved. The purpose of this contract is to hedge Telefonica Multimedia Chile's foreign exchange risk. In turn, Telefonica Chile will hedge this risk in the financial markets.

(9) Atento Chile

At meeting No. 655, held May 25, 2006, the contract between Telefonica Chile and Atento Chile S.A., a Telefonica Group company, for the 107, 104, and 105 automated service platforms, business retention and support platforms, and payment mechanisms, was approved for a one-year term and an estimated annual value of Ch$11.825 billion.

(10) Movistar Chile S.A

At meeting No. 656, held June 22, 2006, the Board approved the contracts between Telefonica Chile and Movistar, a Telefonica Group company, for cross sales of products and services, involving two independent contracts allowing operations in both the residential and business segments.

(11) Telefonica I+D

At meeting No. 657, held July 20, 2006, the Board approved the appointment of Telefonica I+D, a Telefonica Group company, for the expansion of the SIGRES IPTV project in the amount of US$1.55 million. The SIGRES project consists of the development of a computer platform for the management of all of the Company's new services.

(12) Telefonica Larga Distancia S.A. and other subsidiaries

At meeting No. 657, held July 20, 2006, the umbrella agreement for marketing of private services between subsidiary Telefonica Larga Distancia and Telefonica Chile was approved, as was the addendum to the umbrella telecommunications service marketing agreement with Telefonica Empresas Chile, for a total of UF 318 per month. Approval was also granted to the umbrella operating and support services agreement for subsidiary Telefonica Larga Distancia with Telefonica Chile and t-gestiona, which provides for a total of UF 5,174 per month.

(13) Telefonica Internacional Wholesale Services Chile (TIWS)

At meeting No. 660, held October 26, 2006, the contract between Telefonica Larga Distancia and TIWS, a Telefonica Group company, whereby TIWS provides international Internet access service, allowing the interconnection to its backbone in the United States, was approved at the following prices: a) payment of a total annual franchise fee of US$ 4.2 million, and b)monthly payments of US$ 85/Mbps for variable capacity.

(14) Pleyade Chile

At meeting No. 660, held October 26, 2006, amendments were approved to the contract between Telefonica Gestion de Servicios Compartidos Chile S.A. and Pleyade Chile, a Telefonica Group affiliate, reducing the commission received by t-gestiona for insurance intermediation services from 60% to 30% (an impact of approximately US$66,000 on t-gestiona's revenues) and shortening the term to December 31, 2007.

(15) Movistar Chile S.A.

At meeting No. 661, held November 22, 2006, the mobile communications service agreement between Telefonica Chile and Movistar, for purchase of the cellular equipment and traffic plans that Telefonica Chile provides to all its employees, was approved for a monthly amount of Ch$44,614,000 for the same number of minutes, representing an annual savings of Ch$32 million.

(16) Telefonica Argentina S.A. (TASA)

At meeting No. 661, held November 22, 2006, the expansion of Telefonica Larga Distancia's Austral Punta Arenas long distance network agreement with Telefonica Argentina, a Telefonica Group company, involving various services, was approved for a seven-year term, increasing the original capacity by 2.5 times and involving an increased payment of US$ 15,864,495.

(17) Telefonica Empresas Chile S.A.

At meeting No. 661, held November 22, 2006, execution of a project to establish a regional operations supervision center for multinational clients in the Telefonica Group was approved, thus reducing Telefonica Empresas' risk of losing major clients, improving service standards, and generating savings of Ch$ 1.299 billion.

(18) Atento Chile S.A.

At meeting No. 662, held December 21, 2006, renewal of the post-sales customer service platform agreement between the subsidiary Telemergencia and the affiliated company Atento Chile was approved through April 2007, at an average monthly cost of Ch$ 32.2 million.

(19) Movistar Chile S.A.

At meeting No. 662, held December 21, 2006, approval was granted to the cross service offerings between Telefonica Chile and Movistar to better leverage the Speedy WIFI and GRPS networks of Telefonica Chile and Movistar, respectively.

(20) Atento Chile S.A.

At meeting No. 663, held January 24, 2006, the contract with Atento Chile for the small and medium enterprise segment was extended until March 2007, when the bidding process for the services will take place.

(21) Movistar Chile S.A.

At meeting No. 663, held January 24, 2007, a network rental contract with Movistar was approved. This contract was established in order to provide a wireless solution to clients affected by cable theft, and it defines a fixed price for a capacity of 220 minutes per client.

(22) Atento Chile S.A.

At meeting No. 664, held February 26, 2007, the contract with Atento Chile for providing sales services by phone to incoming callers was extended until March 2007, when the bidding process for these services will take place.

(23) Terra Chile S.A.

At meeting No. 664, held February 26, 2007, a contract with Terra Chile S.A., a Telefonica Group company, was approved. The contract establishes the nature of the access to the broadband network and to the internet, with variable prices depending on the number of subscribers each month.

(24) Casiopea

At meeting No. 665, held March 21, 2007, renewal of the insurance contract covering Telefonica Chile assets with the reinsurance company Casiopea, a Telefonica Group company, was approved for a total insured amount of US$2.594 billion and an annual premium of US$873,966.

(25) Atento Chile S.A.

At meeting No. 665, held March 21, 2007, Atento Chile was granted the right to provide monitoring and post-sale services to the subsidiary Telemergencia, at an annual price of Ch$65.9 million, for a period of three years.

12.- Approval of the Investment and Financing Policy proposed by Management (according to Decree Law 3500)

According to Article 32 bis of the Company's Bylaws and Article 119 of Law D.L 3500, shareholders must approve the investment and financing policy for the year 2007.

According to the Investment and Financing Strategy (the "Investment Strategy") for the year 2007, the Company will make the necessary investments to fulfill its business objectives, in accordance with its By-laws and the existing regulatory framework. Similarly, the Company will maintain its goal of attaining an adequate return on its investment projects. In addition, the Company will make all the necessary investments to offer television services and content, as well as transactions and outsourcing services for corporate communications customers.

The Company will focus on analyzing alternatives aimed at improving the corporate financial structure through new sources or types of financing and renegotiations of current terms and conditions. The maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times.

For additional information on this item, a direct translation of the Company's Investment and Financing Strategy, as defined by the Board of Directors, will be made available on the Company's website at www.telefonicachile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 879,786,310 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the investment and financing policy described above.

  Citibank, N.A., acting for the ADR Holders, voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares
  Citibank, N.A. acting for other foreign investors voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

13.- Communicate the Dividend Policy

In accordance with Circular No. 687 of the Superintendencia de Valores y Seguros de Chile (SVS), the Board of Directors has approved the Dividend Policy which is disclosed at the General Shareholders' Meeting.

According to the Dividend Policy for 2007 and future years, the Company's intention is to distribute dividends in an aggregate amount equal to 100% of the Company's net profits generated during the fiscal year, in accordance with Chilean GAAP, through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year. This final dividend is subject to approval at the corresponding General Shareholders' Meeting. The amount of the interim dividend will be based on net income of the period from January to September of the corresponding fiscal year. In addition, for the following fiscal year, to the extent that there is a free cash flow and the Company's business-related obligations have been fulfilled, the Board's intention is to distribute a portion of this free cash flow to shareholders. This distribution will be proposed at a shareholders' meeting to be called for this purpose.

The dividend policy for 2007 and following years will be defined in line with the objectives set forth in the Company's Financial Plan. This policy represents the intention of the Board of Directors, and its implementation will depend on cash availability and the results that are actually obtained, as well as on projections that may be periodically determined by the Company.

For additional information on this item, a direct translation of the Company's dividend policy, as defined by the Board of Directors, is available on the Company's website at www.telefonicachile.cl.

14.- Inform the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to Circular No. 1494 of the Superintendencia de Valores y Seguros, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2006, amounted to Ch$2,472,006 (equivalent to US$4,585 ).

15.- Designation of a newspaper with circulation within Santiago, Chile in which notices for future ordinary and extraordinary shareholders' meetings will be published.

The Chilean newspaper "Diario Financiero" was proposed for the publication of future general and extraordinary shareholders' meetings and dividend payments, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 879,786,310 shares

Reject: 0 shares

Abstain: 19,245,042 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds approved the proposal described above.
  Citibank, N.A., acting for the ADR Holders, voted as follows:

Approve: 46,176,260 shares

Reject: 0 shares

Abstain: 0 shares
  Citibank, N.A. acting for other foreign investors voted as follows:

Approve: 18,394,347 shares

Reject: 0 shares

Abstain: 19,245,042 shares

16.- Information and analysis of other matters of concern to the General Shareholders Meeting

No further information is provided at this time, since this refers to issues that may be raised during the General Shareholders' Meeting. The issues that can be voted in this point refer only to issues of concern in a General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework. These issues are those previously mentioned above, in points 1-15.

IV.- Closing of the General Shareholders' Meeting

The Chairman closed the General Shareholders' meeting at 2:05 p.m., after thanking the Shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Emilio Gilolmo Lopez

Cristian Aninat Salas

Patricia Yotsumoto

Juan Enrique Allard

Victor Hugo Benavides

Rodrigo Sandoval

Antonio Blazquez

Rodrigo Arze

Irene Ceron

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2007. Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$539.2 per 1US$ (Exchange rate at March 31, 2007).

UTM = Unidad Tributaria Mensual; inflation indexed peso-denominated monetary unit in Chile, equivalent to Ch$32,271 as of March 31, 2007.

UF = Unidad de Fomento; inflation-indexed peso-denominated monetary unit in Chile, equivalent to Ch$18,372.97 as of March 31, 2007.

Item 2.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING OF

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 13, 2007 at 2:05 p.m. at the Corporate Headquarters' Auditorium, the Extraordinary Shareholders' Meeting of Compania de Telecomunicaciones de Chile S.A. was held, after the Annual General Shareholder's Meeting presided by the Chairman of the Board Mr. Emilio Gilolmo, the Chief Executive Officer Mr. Jose Moles, the Chief Financial Officer Mr. Julio Covarrubias, the Vice President of Management Control Mr. Diego Martinez, and acting as Secretary the Legal Counsel Mr. Cristian Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting
	Series A Shares	Series B Shares	Total Shares
Telefonica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	153,992,660	-	153,992,660
A.F.P Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P Provida S.A.	61,079,380	4,626,981	65,706,361
A.F.P Cuprum S.A.	39,260,761	3,887,307	43,148,068
A.F.P Santa Maria S.A.	23,381,730	2,238,363	25,620,093
A.F.P Bansander S.A.	35,203,585	2,295,763	37,499,348
A.F.P Planvital S.A.	8,752,995	627,281	9,380,276
Other Shareholders	56,854,490	10,131,179	66,985,669
Total voting shares present	827,671,525	71,359,827	899,031,352
Blank powers-of-attorney	7,106	3,350	10,456
Total present shares	827,678,631	71,363,177	899,041,808
  Represented by Mr. Juan Allard.
  Depositary Bank acting on behalf of the ADR holders.

The meeting was held with a total attendance quorum equivalent to 93.9% of the total voting shares, amounting to 899,031,352 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote; such amount is equivalent to 478,578,544 shares. In order to vote on a capital reduction, which was one of the matters on the agenda, a quorum of at least two-thirds of the voting shares is required; such amount is equivalent to 638,104,723 shares.

II.- Notice:

In accordance with Article 35 of the Company's Bylaws, Article 59 of Chilean Corporate Law and Article 62 of the Regulation of Chilean Corporate Law, the Board summoned the shareholders to an Extraordinary Shareholders' Meeting.

III.- Matters discussed and/or approved by the Extraordinary Shareholders' Meeting:

1.- Approval of capital reduction of Ch$48,815,011,335 (equivalent to US$ 90.5 million)

The Company's balance sheet as of December 31, 2006, subject to approval at the General Shareholders' Meeting, considers a paid-in capital account of Ch$890,894,952,525 (US$1,652 million).

Based on the Company's cash flow generation after capital expenditures and taxes, the Company will distribute a portion of available cash to shareholders by means of a capital reduction in the amount of Ch$48,815,011,335 (equivalent to US$90.5 million ).

The capital reduction of Ch$48,815,011,335 (equivalent to US$90.5 million ) will be charged against cash and distributed to shareholders in the gross amount of approximately Ch$51 per share (US$0.09) or Ch$204 per ADR (US$0.38 per ADR ), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The payment will take place in Chile, and the payment date will be duly announced following the publication of Meeting Act in the Official Gazette, as required by Article 28 of Chilean Corporate Law.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 898,882,144 shares

Reject: 75,448 shares

Abstain: 73,760 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 57,307,960 shares

Reject: 75,448 shares

Abstain: 73,760 shares

2.- Approval to modify the Company's Bylaws, to reflect the approved agreements

Article Five of the Company's Bylaws, which details the Company's capital account, must be modified to reflect the approved capital reduction and update the capital account .

A modification of Company Bylaws is subject to shareholder approval in accordance with Article 57 of Chilean Corporate Law and Article 33 of the Company's Bylaws. The proposed modification is as follows: "The Company's paid-in capital amounts to Ch$842,079,941,190, divided into 957,157,085 shares without face value, which are fully subscribed and paid."

For additional information on this item, a direct translation of the Company's current Bylaws is available on the Company's website at www.telefonicachile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 898,195,732 shares

Reject: 740,836 shares

Abstain: 94,784 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 57,291,548 shares

Reject: 740,836 shares

Abstain: 94,784 shares

3.- Approval to adopt the necessary procedures to formalize the agreements reached at the Extraordinary Shareholders' Meeting.

It is necessary to designate representatives to carry out certain tasks in order to formalize the agreements reached at this Extraordinary Shareholders' Meeting. Such tasks include, but are not limited to, registering the Minutes of the meeting within the public record and publishing the necessary information in the Official Gazette. For these effects, Messrs. Cristian Aninat Salas and Raul Montero Lopez are proposed. If approved, they may act jointly and severally.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 898,171,396 shares

Reject: 753,748 shares

Abstain: 106,208 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A., acting for the ADR Holders, voted as follows:

Approve: 57,267,212 shares

Reject: 753,748 shares

Abstain: 106,208 shares

IV.- Closing of the Extraordinary Shareholders' Meeting

The Chairman closed the Extraordinary Shareholders' meeting at 2:20 p.m., after thanking the shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Emilio Gilolmo Lopez

Cristian Aninat Salas

Patricia Yotsumoto

Juan Enrique Allard

Victor Hugo Benavides

Rodrigo Sandoval

Antonio Blazquez

Rodrigo Arze

Irene Ceron

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compania de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2004 Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$539.2 per 1US$ (Exchange rate at March 31, 2007).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer